

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2014

Via E-mail

Mr. Francis E. Campbell
President and Chief Executive Officer
Pilgrim Bancshares, Inc.
40 South Main Street
Cohasset, Massachusetts 02025

      Re: **Pilgrim Bancshares, Inc**.
              Registration Statement on Form S-1
              Filed March 11, 2014
              File No. 333- 194485

Dear Mr. Campbell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

How We Intend to Use the Proceeds From the Offering, page 14

1. We note the non-specific uses of proceeds invested in the Bank and retained by the registrant. If the expected uses of proceeds changes or solidifies, please update pursuant to Item 504 of Regulation S-K to include detailed and specific disclosure.

2. We note the disclosure on page 61 that you will increase your focus on specific loan types. Expand the disclosure in this section, as appropriate, to be more specific about the amount of proceeds that may be used for that and how the allocation of your loan portfolio will change.

3. Similarly, expand this section to address the disclosure on page 62 that you will offer new deposit products.

Risk Factors, page 22

4. Please add a risk factor that discusses the increase in capital that you will experience as a result of the offering and the expected impact on your return on equity. Revise this section and your Management's Discussion and Analysis to discuss management's expectations of its ability to deploy the capital raised in this offering without significantly diluting earnings per share.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact, Phippen, Benjamin, Staff Accountant, at 202-551-3697 or Amit Pande, Accounting Branch Chief, at 202-551-3423, if you have questions regarding financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3491 with any other questions.

Sincerely,

/s/ Todd K. Schiffman

Todd Schiffman
Assistant Director
Office of Financial Services